Exhibit 99.1

Best Buy Canada Selects Perion as a Full-Stack Partner to Power
its Retail DOOH Media Network

Partnership transforms in-store screens into a premium programmatic channel;
Demonstrating Perion’s ability to capture share in the high-growth retail media vertical

New York & Tel Aviv, June 16, 2026 – Perion (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today announced a strategic partnership with Canada’s largest Consumer Electronics omnichannel retailer, Best Buy Canada. The retailer has selected Perion as its end-to-end technology partner to power the monetization of its programmatic in-store digital signage network, creating one of the largest SSP-enabled Digital-Out-of-Home (DOOH) media networks in the Canadian market.

Key Strategic Partnership Highlights

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Market Expansion: This partnership expands Perion’s footprint in the rapidly growing Retail Media ecosystem by transitioning Best Buy Canada’s in-store media to a programmatic-first retail media model.

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Full-Stack Adoption: Best Buy Canada is deploying Perion’s comprehensive suite - including Ad Server, SSP, and Header Bidding technologies. This unified approach replaces legacy systems, validating Perion’s strategy to increase share of wallet and long-term customer retention through deep, multi-layer platform integration.

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Yield Optimization: Moving from traditional "loop-based" signage to Perion’s dynamic, impression-level decisioning engine allows Best Buy to drive higher yield and improved monetization efficiency, while offering advertisers real-time performance metrics previously unavailable in offline environments.

“Perion provides the technology foundation to help modernize and scale our in-store media offering,” said Thierry Hay-Sabourin, Senior Vice President - Ecommerce, Marketplace & Marketing, Best Buy Canada. “A programmatic-first, loopless model enables more effective, measurable experiences for brands and agencies, while unlocking the valuable advertising moments that our in-store environment offers.”

“By serving as a foundational infrastructure for a market leader such as Best Buy Canada, we demonstrate that our Perion One strategy allows us to win complex, enterprise-level mandates,” said Tal Jacobson, CEO of Perion.  “We are creating a repeatable playbook to modernize retail media networks globally, ensuring sustainable growth and deeper strategic relationships with high-value partners.”

For Perion, the partnership reinforces its positioning as a full-stack retail media technology provider, expands exposure to premium, brand-safe retail DOOH supply, and supports the company’s strategy to build more predictable, infrastructure-level revenue streams over time.

About Perion
Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

About Best Buy Canada
A wholly owned subsidiary of Best Buy Co., Inc. (NYSE:BBY), Best Buy Canada Ltd. is one of Canada's largest and most innovative omnichannel retailers, operating the Best Buy, Best Buy Mobile, Best Buy Express and Geek Squad (www.geeksquad.ca) brands. With 308 Best Buy, Best Buy Mobile and Best Buy Express stores across Canada and an expanded assortment of lifestyle products offered through BestBuy.ca, Best Buy is a leader in total retail, catering to customers how, when, and where they want to shop. Best Buy Canada is committed to making a positive impact in the community with programs and partnerships that support youth to connect with technology to advance their education. For more information, visit  BestBuy.ca.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, loss of, or reduction in our business with, key customers or other partners that are material to our business, the impact of the rapid development and broad adoption of generative AI on our business, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), armed conflicts with Iran and other parties, the outcome of any pending or future proceedings against Perion, data breaches, cyberattacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 16, 2026, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information Perion:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

Contact Information Best Buy Canada:

E: media@bestbuycanada.ca